

March 21, 2011

via U.S. mail and facsimile to (210) 308-1220

Ms. Catherine A. Rademacher, Chief Financial Officer
U.S. Global Investors, Inc.
7900 Callaghan Road
San Antonia, TX 78229

> **RE:** **U.S. Global Investors, Inc.**
> **Form 10-K for the Year Ended June 30, 2010 filed September 9, 2010**
> **File No. 0-13928**

Dear Ms. Rademacher:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief